UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-a16 OR 15-d16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-42038

Holdco Nuvo Group D.G Ltd.

(Translation of registrant’s name into English)

94 Yigal Alon St.

Tel Aviv, Israel 6789155

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On September 17, 2024, Laurence C. Klein notified the Board of Directors of Holdco Nuvo Group D.G Ltd. (the “Company”) of his resignation as a director of the Company, effective as of such date. Mr. Klein’s resignation was not the result of any dispute or disagreement with the Company or the Company’s Board of Directors on any matter relating to the operations, policies, or practices of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Holdco Nuvo Group D.G Ltd.

Date: September 18, 2024	By:	/s/ Robert Powell
		Name:	Robert Powell
		Title:	Chief Executive Officer

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